UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of November, 2013

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

     Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 [ ] Form 20-F    [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): [ ]

____________

SUBMITTED HEREWITH

Exhibits:

99.1	Interim Financial Statements, September 30, 2013

99.2	Interim Management’s Discussion and Analysis, September 30, 2013

99.3	Form 52-106F2 Certification of Interim Filings by Chief Executive Officer

99.4	Form 52-106F2 Certification of Interim Filings by Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

(Registrant)

Date: November 14, 2013	By:	/s/ Valerie Barlow

	Name:	Valerie Barlow
	Title:	Corporate Secretary